Exhibit 99.3

Announcement according to Section 14 (3) Sentence 1 No. 2
of the German Securities Acquisition and Takeover Act (WpÜG)

Dritte BV GmbH

Kaiser-Wilhelm-Allee 1, 51373 Leverkusen,

Federal Republic of Germany

Availability for distribution of the offer document for the
voluntary public takeover offer of

Dritte BV GmbH,

a wholly-owned subsidiary of

Bayer AG,

to the shareholders of

Schering Aktiengesellschaft

for the acquisition of all bearer shares with no par value, including all bearer shares with no par value represented by American Depositary Shares,

of

Schering Aktiengesellschaft

— ISIN DE0007172009 / WKN 717200 —

— ISIN US8065852043 / CUSIP 806585204 —

On March 23, 2006, Dritte BV GmbH has decided to acquire all bearer shares with no par value, including all bearer shares with no par value represented by American Depositary Shares, of Schering Aktiengesellschaft at a price of EUR 86.00 per share.

The complete offer document in the German and the English language is available for distribution free of charge at Credit Suisse Securities (Europe) Limited, MesseTurm, 60308 Frankfurt am Main, Federal Republic of Germany (Fax: +49 69 75382426), and Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, U.S.A. Furthermore, the German version as well as the English version of the offer document can be obtained free of charge by calling 0800 6464833 (toll-free in Germany), +1 877 7173925 (toll-free in the U.S.A. and Canada), 00 800 77109970 (toll-free in the European Union) and +1 412 2323651 (subject to toll for all other countries). Schering shareholders who hold their shares through a depository bank or securities services company should receive the offer document without request in the next couple of days. In addition, the offer document in the German and the English language is published on the Internet at

http://www.bayer.de.

Leverkusen, April 13, 2006

Dritte BV GmbH

The Management

Important information

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) had been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.